FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 2, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

BANRO CORPORATION

(the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation

held on June 27, 2008 (the "Meeting")

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (section 11.3)

The following matters were put to a vote by show of hands at the Meeting:

Outcome of Vote

1. The election of the following nominees as directors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

John A. Clarke

Peter N. Cowley

Piers A. Cumberlege

Arnold T. Kondrat

Richard J. Lachcik

Michael J. Prinsloo

Bernard R. van Rooyen

Simon F. W. Village

Carried

2. The reappointment of BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation.

Carried

The following matters were put to a vote by ballot at the Meeting:

Outcome of Vote
3. Approving the continuation of the Corporation's shareholder rights plan, as described in the management information circular of the Corporation dated May 29, 2008.	Carried 90.51% of the votes cast FOR 9.49% of the votes cast AGAINST

4. Approving, confirming and ratifying a one year extension to the expiry date of certain outstanding stock options of the Corporation, as described in the management information circular of the Corporation dated May 29, 2008.

Carried 64.14% of the votes cast FOR 35.86% of the votes cast AGAINST